Exhibit 99.1

FOR IMMEDIATE RELEASE:

St. John’s, NL (August 16, 2016):

Tucson Electric Power Company (TEP) Rate Case Progresses;

Reaches Settlement Agreement on Revenue Requirement

Tucson Electric Power Company (“TEP”), a subsidiary of Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS), today reached a settlement agreement with several parties regarding TEP’s revenue requirement in its rate case proceeding pending before the Arizona Corporation Commission (“ACC”).  The agreement is available on the ACC’s website at www.azcc.gov.  TEP also filed Form 8K with the United States Securities and Exchange Commission respecting the settlement agreement; a copy can be found at www.sec.gov or at www.uns.com.

An ACC Administrative Law Judge will issue a recommended opinion and order following the conclusion of planned hearings.  That recommendation is then subject to review and approval by the ACC before new rates can become effective.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS.  Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About Tucson Electric

Tucson Electric provides safe, reliable electric service to approximately 417,000 customers in Southern Arizona. For more information, visit tep.com. TEP and its parent company, UNS Energy, are subsidiaries of Fortis Inc. To learn more, visit fortisinc.com.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323